EXHIBIT 99.1

New Found Gold Announces Dr. Andrew Furey, Former Premier

of Newfoundland and Labrador, Joining Board of Directors;

Strengthens Management Team with the Appointment of

New CFO and COO

Vancouver, BC, September 15, 2025 - New Found Gold Corp. (“New Found Gold” or the “Company”) (TSX-V: NFG, NYSE-A: NFGC) is pleased to announce Dr. Andrew Furey, former Premier of Newfoundland and Labrador (“NL”), has been appointed as an independent Director of the Board effective immediately. The Company continues to strengthen its Management team with the appointment of Hashim Ahmed as Chief Financial Officer (“CFO”) and Robert Assabgui, current Study Manager of New Found Gold, as Chief Operating Officer (“COO”) effective immediately. Vijay Mehta will be stepping down from his role as Director effective immediately and Michael Kanevsky, current Chief Financial Officer, will be assisting with the transition.

Paul Andre Huet, Chairman, commented “It is with great pleasure I welcome Dr. Furey to the Board of Directors, Hashim Ahmed to the position of CFO and Robert Assabgui to the position of COO. As past Premier of NL, Dr. Furey brings a tremendous depth of knowledge and experience to the Company at a pivotal time, as we advance our path to production. I am pleased to welcome Mr. Ahmed to the Company and Mr. Assabgui to his new role as COO, both of whom bring a wealth of experience to complement our new board and management team and contribute to New Found Gold as it evolves into an emerging Canadian gold producer.”

“On behalf of the Board of Directors and New Found Gold’s senior leadership team, I would also like to thank Vijay Mehta and Michael Kanevsky for their hard work and dedication to the Company over the past several years.”

Dr. Andrew Furey, MD, FRCSC, MSc., MSM. - Independent Director

Dr. Furey is the former Premier of NL and an accomplished executive, physician, humanitarian, and published author. In his time as Premier of NL, Dr. Furey was responsible for leading generational initiatives related to the Churchill Falls hydro-electrical development and negotiated a rate mitigation agreement with the federal government worth $5.2B and a new $227B memorandum of understanding with the province of Québec. He also led negotiations that secured the future of the oil and gas sector in NL and was responsible in creating strategic fiscal and policy decisions that resulted in a credit rating upgrade for the province. With deep expertise in policy, economic strategy and cross-border trade, he has worked closely with senior leaders such as Prime Minister Mark Carney, was Chair of Canadian Atlantic Premiers in 2020 and 2024, and represented Canada in several international trade missions. Dr. Furey is the founder of Team Broken Earth, a volunteer driven registered medical charity where he managed a multidisciplinary team of over 1,000 volunteers. He is an Experienced Orthopaedic Surgeon, having held positions including Chief of Orthopaedics, Eastern Health 2015-2020, Associate Professor of Surgery (Orthopaedics), MUN 2006-2020 and Fellowship in Orthopaedic Trauma, University of Maryland/Johns Hopkins (2006-2007). Dr. Furey has been the recipient of several awards and recognitions including King’s Coronation Medal (2025) and Humanitarian of the Year, Canadian Red Cross NL (2017).

Mr. Hashim Ahmed, CPA - Chief Financial Officer

Mr. Ahmed has a proven history of success with 25 years of experience in financial management, corporate strategy, organizational restructuring, and capital markets.

Mr. Ahmed has held a number of finance and executive roles within the mining industry, with his most recent position being Executive Vice President & CFO at Mandalay Resources Corp. prior to its acquisition by Alkane Resources Ltd. Previously, he was CFO of Nova Royalty Corp. and Jaguar Mining Inc. and worked at Barrick Gold Corp. for seven years, where he held progressively senior positions in various finance functions in the Canadian office, as well as with site finance teams in South America. At the start of his professional career, Mr. Ahmed obtained his CA/CPA designation with PricewaterhouseCoopers LLP and later worked with Ernst & Young LLP in their advisory practice.

Robert Assabgui, P Eng. - Chief Operating Officer

Mr. Assabgui is an accomplished senior operations executive and manager with expertise in project management and engineering within the mining industry, who joined New Found Gold as Study Manager in early 2025. He has worked in a variety of roles in engineering, operations, project delivery and executive management. Mr. Assabgui began his career at Inco Ltd. (subsequently Vale Canada Ltd.) and progressed to the role of Director of Mines, accountable for six mines, the concentrator and the mines technical services department. In 2017, he joined Hudbay Minerals Inc. as Vice President of Technical Services, and subsequently Vice President of the Manitoba Business Unit. Mr. Assabgui successfully positioned the business unit to transition the Snow Lake operations into a primary gold producer, with the refurbishment and start up of the New Britannia Gold Mill, and the closure of the Flin Flon Operations. Prior to joining New Found Gold, he held the position of Study Manager for Reunion Gold Corporation at the Oko West Project up to its acquisition by G Mining Ventures Corp. in 2024. Mr. Assabgui holds a Bachelor of Engineering degree in Mining and Mineral Engineering from McGill University in Montreal.

Qualified Person

Melissa Render, P.Geo., President of New Found Gold, a Qualified Person, as defined in National Instrument 43-101, has approved the scientific and technical information related to New Found Gold contained in this news release.

About New Found Gold Corp.

New Found Gold is a well-financed emerging Canadian gold producer that holds a 100% interest in the Queensway Gold Project (“Queensway” or the “Project”) located in Newfoundland and Labrador, a Tier 1 jurisdiction with excellent infrastructure and a skilled local workforce. The Company has completed a Preliminary Economic Assessment (“PEA”) at Queensway (see New Found Gold news release dated July 21, 2025). Recent drilling continues to yield new discoveries along strike and down dip of known gold zones, pointing to the district-scale potential at Queensway.

On September 5, 2025 the Company announced it had entered into a definitive agreement with Maritime Resources Corp. to acquire all of the issued and outstanding shares that it does not already own (see news release dated September 5, 2025). On September 8, 2025, the Company announced it had entered into a Property Purchase Agreement with Exploits Discovery Corp. that would provide New Found Gold with a 100% interest in certain mineral claims in Newfoundland and Labrador held by Exploits (the “Claims”) (see news release dated September 8, 2025). The Claims adjoin New Found Gold’s Queensway Gold Project and would increase the size of the Project by up to 33%, to a total of 234,050 hectares.

New Found Gold has a new management team in place, a solid shareholder base, which includes an approximately 23.1% holding by Eric Sprott, and is focused on the path to gold production.

Keith Boyle, P.Eng.

Chief Executive Officer

New Found Gold Corp.

Contact

For further information on New Found Gold, please visit the Company’s website at www.newfoundgold.ca, contact us through our investor inquiry form at https://newfoundgold.ca/contact/ or contact:

Fiona Childe, Ph.D., P.Geo.

Vice President, Communications and Corporate Development

Phone: +1 (416) 910-4653

Email: contact@newfoundgold.ca

Follow us on social media at https://www.linkedin.com/company/newfound-gold-corp https://x.com/newfoundgold

Forward-Looking Statement Cautions:

This press release contains certain “forward-looking statements” within the meaning of Canadian securities legislation, relating to the Board of Directors and management changes; the merits of the Company; the Company’s plans and objectives; the transactions with Maritime Resources Corp. and Exploits Discovery Corp. (the “Transactions”) and the merits and advantages of such Transactions; future exploration and development plans and the focus and timing of same; and the merits and potential of Queensway. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are statements that are not historical facts; they are generally, but not always, identified by the words “expects”, “plans”, “anticipates”, “believes”, “interpreted”, “intends”, “estimates”, “projects”, “aims”, “suggests”, “indicate”, “often”, “target”, “future”, “likely”, “pending”, “potential”, “encouraging”, “goal”, “objective”, “prospective”, “possibly”, “preliminary”, and similar expressions, or that events or conditions “will”, “would”, “may”, “can”, “could” or “should” occur, or are those statements, which, by their nature, refer to future events. The Company cautions that forward-looking statements are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made, and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Except to the extent required by applicable securities laws and the policies of the TSXV, the Company undertakes no obligation to update these forward-looking statements if management’s beliefs, estimates or opinions, or other factors should change. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include risks associated with obtaining the required approvals for the Transactions, satisfying the other conditions to the Transactions, possible accidents and other risks associated with mineral exploration operations, the risk that the Company will encounter unanticipated geological factors, risks associated with the interpretation of exploration results and the results of the metallurgical testing program, the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company’s exploration and development plans, the risk that the Company will not be able to raise sufficient funds to carry out its business plans, and the risk of political uncertainties and regulatory or legal changes that might interfere with the Company’s business and prospects. The reader is urged to refer to the Company’s Annual Information Form and Management’s discussion and Analysis, publicly available through the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (SEDAR+) at www.sedarplus.ca for a more complete discussion of such risk factors and their potential effects.